Exhibit 99.1

Golden Ocean Group Limited (the “Company”) advises that the 2024 Annual General Meeting of the Shareholders of the Company was held on April 29, 2024, at 16:30 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2023 were presented to the Meeting.
In addition, the following resolutions were passed:
1.	To set the maximum number of Directors to be not more than eight.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect John Fredriksen as a Director of the Company
5.	To re-elect James O’Shaughnessy as a Director of the Company.
6.	To re-elect Ben Mills as a Director of the Company.
7.	To re-elect Cato Stonex as a Director of the Company.
8.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.
9.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$600,000 for the year ended December 31, 2024.

April 29, 2024
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.